Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Enerplus Corporation ("Enerplus")
The Dome Tower
3000, 333 7th Avenue S.W.
Calgary, Alberta, T2P 2Z1

2.	Date of Material Change

February 21, 2024

3.	News Release

A joint news release disclosing the material change was issued by Enerplus and Chord Energy Corporation ("Chord") on February 21, 2024 through the services of Cision and PR Newswire.

4.	Summary of Material Change

On February 21, 2024, Enerplus entered into an arrangement agreement (the "Arrangement Agreement") with Chord, a Delaware corporation, and Spark Acquisition ULC ("Chord Canadian Sub"), pursuant to which Chord Canadian Sub, a wholly-owned subsidiary of Chord organized under the laws of Alberta, will acquire all of the issued and outstanding common shares of Enerplus (the "Enerplus Shares") by way of a court approved plan of arrangement (the "Plan of Arrangement") under the Business Corporations Act (Alberta) (the "Arrangement"), subject to satisfaction of certain approvals and closing conditions. The Arrangement will result in holders of Enerplus Shares receiving 0.10125 shares of Chord common stock (each whole share, a "Chord Share") and US$1.84 in cash for each Enerplus Share owned at closing (other than Enerplus Shares held by Chord or Chord Canadian Sub, and Enerplus Shares held by Enerplus shareholders who validly exercise dissent rights in connection with the Arrangement). The issued and outstanding Chord Shares are listed for trading on the Nasdaq Global Select Market ("NASDAQ") under the symbol "CHRD".

5.	Full Description of Material Change

On February 21, 2024, Enerplus entered into the Arrangement Agreement with Chord and Chord Canadian Sub, pursuant to which, among other things, Chord Canadian Sub will acquire all of the issued and outstanding Enerplus Shares. The Arrangement will be implemented by way of the Plan of Arrangement and is subject to satisfaction of certain conditions as described in more detail below. Assuming the Arrangement is completed, Enerplus will become an indirect wholly owned subsidiary of Chord.

Under the terms of the Arrangement, and subject to the terms and conditions of the Arrangement Agreement and the Plan of Arrangement, each holder of Enerplus Shares will receive 0.10125 of a Chord Share and US$1.84 in cash in exchange for each Enerplus Share held (other than Enerplus Shares held by Chord or Chord Canadian Sub, and Enerplus Shares held by Enerplus shareholders who validly exercise dissent rights in connection with the Arrangement). Following completion of the Arrangement, Chord stockholders and Enerplus shareholders will own approximately 67% and 33% of Chord, respectively, on a fully diluted basis.

Pursuant to the Arrangement Agreement, Enerplus may also pay, in addition to its regular quarterly dividends, an additional dividend prior to the closing of the Arrangement in an amount intended to equalize dividend payments to Enerplus shareholders on a per-share basis with dividends that holders of Chord Shares receive during the pendency of the Arrangement (taking into account the exchange ratio, but excluding each party's March 2024 dividend), if any.

The Arrangement is subject to satisfaction of certain conditions, including, among others, (i) the approval of at least two-thirds of the votes cast by holders of Enerplus Shares and, if applicable, minority approval under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, at a special meeting of Enerplus shareholders to be called to consider the Arrangement (the "Enerplus Requisite Shareholder Approval"), (ii) the approval of the issuance of Chord Shares in connection with the Arrangement (the "Share Issuance") by a majority of the votes cast by Chord stockholders (the "Chord Stockholder Approval") at a meeting of Chord stockholders to be called to consider the Share Issuance, (iii) the approval of the Arrangement by the Court of King's Bench of Alberta on terms consistent with the Arrangement Agreement and otherwise reasonably satisfactory to the parties, (iv) the authorization for listing of the Chord Shares issuable pursuant to the Arrangement Agreement on the NASDAQ, (v) the absence of any law or order prohibiting the consummation of the Arrangement, and (vi) the receipt of all requisite regulatory clearances or approvals. The obligation of each party to consummate the Arrangement is also conditioned upon (i) the other party's representations and warranties being true and correct (subject to certain materiality thresholds), (ii) the other party having performed its obligations under the Arrangement Agreement in all material respects, (iii) the absence of material adverse effect in respect of the other party, and (iv) the receipt of an officer's certificate from the other party to such effect.

The Arrangement Agreement contains certain termination rights for both Enerplus and Chord, including, among others, (i) mutual consent by Enerplus and Chord, (ii) by either Enerplus or Chord if (A) the Arrangement shall not have been consummated on or prior to February 21, 2025 (which date, if certain requisite regulatory approvals have not been obtained and all other conditions to closing have been satisfied or waived on such date, will be automatically extended to August 21, 2025), or (B) a final non-appealable governmental order has been issued prohibiting the Arrangement, (iii) by either Enerplus or Chord if either the Enerplus Requisite Shareholder Approval or Chord Stockholder Approval shall not have been obtained, (iv) by a party if the other party breaches any of its representations, warranties or covenants in the Arrangement Agreement in a manner that would cause the corresponding condition to not be satisfied, subject to certain conditions, (v) by a party if the other party's board of directors changes its recommendation with respect to the Arrangement, (vi) by a party if there is a willful and material breach by the other party of the applicable restrictions with respect to soliciting competing business combination transactions and the board of directors changes its recommendation with respect to the Arrangement, and (vii) by a party in order for such party to enter into a definitive agreement with respect to a superior competing business combination transaction (provided that such party has not materially breached the applicable non-solicitation restrictions).

If the Arrangement Agreement is terminated in certain specified circumstances, Chord or Enerplus would be required to pay the other party a termination fee of US$240,000,000 and US$127,000,000, respectively.

Enerplus and Chord each have made customary representations, warranties and covenants in the Arrangement Agreement for a transaction of this nature, in each case generally subject to customary materiality qualifiers. Among other things, each party has agreed, subject to certain exceptions, (i) to use reasonable best efforts to conduct its business in the ordinary course, from the date of the Arrangement Agreement until the earlier of the effective time of the Arrangement and the termination of the Arrangement Agreement, and not to take certain actions prior to closing without the prior written consent of the other party, (ii) not to solicit alternative business combination transactions except as permitted pursuant to certain "fiduciary out" provisions that allow the applicable board of directors to respond to a superior proposal, subject to the right of the other party to match such proposal, and (iii) to convene meetings of its respective shareholders for the purpose of obtaining the Enerplus Requisite Shareholder Approval or Chord Stockholder Approval, as applicable, and recommend to its respective shareholders to approve the Arrangement or the Share Issuance, as applicable.

Pursuant to the terms of the Arrangement Agreement, the board of directors of the combined company will consist of 11 members, which will consist of seven representatives from the current Chord board of directors and four representatives from Enerplus, which representatives will consist of Hilary Foulkes, Enerplus' Chair of the Board of Directors, Ian C. Dundas, Enerplus' President and Chief Executive Officer, and two additional independent directors designated by Enerplus in advance of mailing its management information circular in respect of its shareholder meeting.

The board of directors of Enerplus has unanimously determined the Arrangement and the entry into the Arrangement Agreement are in the best interests of Enerplus and that the Arrangement is fair to Enerplus shareholders and has authorized the entry into the Arrangement Agreement and transactions contemplated thereunder.

The Arrangement is expected to be completed mid-2024.

Further information regarding the Arrangement will be contained in a management information circular that Enerplus will prepare, file and mail to Enerplus shareholders in advance of its shareholder meeting, which is anticipated to be held in the second quarter of 2024. The foregoing description of the Arrangement and the Arrangement Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Arrangement Agreement. A copy of the Arrangement Agreement has been filed on Enerplus' SEDAR+ profile and is available for viewing at www.sedarplus.ca.

5.1          Disclosure for Restructuring Transactions:

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The name and business telephone number of the executive officer of Enerplus who is knowledgeable of the material change and this report is:

David A. McCoy
Vice-President, General Counsel & Corporate Secretary
403-298-2200

9.	Date of Report

February 23, 2024

Advisory on Forward-Looking Information and Statements

This material change report contains certain forward-looking statements and information (collectively, "forward-looking statements"), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this material change report are forward-looking and not historical facts.

The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "predict," "aim," "will," "could," "should," "would," "potential," "may," "might," "anticipate," "likely" "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include, but are not limited to, statements regarding the Arrangement, including the expected timing and closing of the Arrangement, the payment of an additional dividend by Enerplus prior to the closing of the Arrangement and expected changes and appointments to the board of directors of Chord upon the Arrangement becoming effective. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that the shareholders of Enerplus may not approve the Arrangement or that the stockholders of Chord may not approve the Share Issuance; the risk that a condition to closing of the Arrangement may not be satisfied, including the receipt of necessary regulatory approvals; that either party may terminate the Arrangement Agreement or that the closing of the Arrangement might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Arrangement; the diversion of management time on transaction-related issues; the occurrence of any other event, change or other circumstances that could give rise to the termination of the Arrangement Agreement; the risk that Chord or Enerplus may not receive the necessary regulatory approvals required to consummate the Arrangement; the risk of any litigation relating to the Arrangement; the risk of changes in governmental regulations or enforcement practices; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement of the Arrangement.

Additional factors that could cause results to differ materially from those described above can be found in Enerplus' Annual Information Form for the year ended December 31, 2023 and other documents filed with securities regulatory authorities (accessible through the SEDAR+ website at www.sedarplus.ca, the EDGAR website at www.sec.gov and Enerplus' website at www.enerplus.com under the "Investors" tab).

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Enerplus assumes no obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.